UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. __)
iGATE CORPORATION

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
451 69U 10 5

(CUSIP Number)
Devora Har-Tuv
c/o Viscaria Limited
Lemesou, 77
Elia House
P.C. 2121, Nicosia, Cyprus
+972 3777-4416
Copies to:
Joshua N. Korff, Esq.
Susan J. Zachman, Esq.
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Viscaria Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,344,828*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,344,828*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,344,828*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30. As of the date hereof, none of the shares of 8% Series B Convertible Participating Preferred Stock are convertible into common stock of the Issuer. See Item 5 of this Schedule 13D for further information.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,731,481*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,731,481*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,731,481*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,011,738*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,011,738*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,011,738*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		128,213*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

128,213*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,213*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP L.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,871,432*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,871,432*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,871,432*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,871,432*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,871,432*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,871,432*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,275*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,275*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,275*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,878,646*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,878,646*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,878,646*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP L.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,880,921*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,880,921*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,880,921*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,880,921*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,880,921*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,880,921*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Partners Europe Managers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,752,353*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

9,752,353*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,752,353*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Guernsey (Holdco) PCC Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,752,353*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

9,752,353*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,752,353*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		592,475*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

592,475*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,475*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		592,475*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

592,475*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,475*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		592,475*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

592,475*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,475*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No.	451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) John F. Megrue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		592,475*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

592,475*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,475*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011, assuming a conversion price of $20.30) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** Based on 56,215,646 shares of common stock outstanding as of November 26, 2010 (as disclosed in the Form S-3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of common stock issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

     Item 1. Security and Issuer.
          This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of iGate Corporation, a Pennsylvania corporation (the “Issuer”). The principal executive office of the Issuer is located at 6528 Kaiser Drive, Fremont, CA 94555.
     Item 2. Identity and Background.
     On February 1, 2011 Viscaria Limited, a private company limited by shares formed under the laws of Cyprus (“Investor”), acquired, in connection with the first closing (“First Closing”) pursuant to that certain Securities Purchase Agreement, dated January 10, 2011 (the “Purchase Agreement”), 210,000 shares of 8% Series B Convertible Participating Preferred Stock, no par value per share (the “Series B Preferred Stock”). The Series B Preferred Stock is convertible into shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) at an initial conversion price of $20.30. The Common Stock is listed on the NASDAQ Stock Market under the symbol “IGTE”. As of the date of this Schedule 13D, Investor owns only Series B Preferred Stock and does not own any Common Stock.
     This Schedule 13D is being filed jointly on behalf of (i) Investor, (ii) Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. (collectively, the “Apax Europe VI Funds”), (iii) Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (collectively, the “Apax Europe VII Funds”), (iv) Apax US VII, L.P. (the “Apax US Fund”), (v) Apax Europe VI GP L.P. Inc. and Apax Europe VI GP Co. Limited (collectively, the “Apax Europe VI Funds GPs”), (vi) Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited (collectively, the “Apax Europe VII Funds GPs”), (vii) Apax US VII GP, L.P. and Apax US VII GP, Ltd. (collectively, the “Apax US Fund GPs”), (viii) Apax Partners Europe Managers Ltd, (ix) Apax Guernsey (Holdco) PCC Limited, and (x) John F. Megrue (the entities and persons in clauses (i) through (x), collectively the “Reporting Persons”). A Joint Filing Undertaking among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. As a result of the existing relationships described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, and the existence of any group is expressly disclaimed. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each Reporting Person expressly disclaims beneficial ownership of securities held by any person or entity, except to the extent of such Reporting Person’s pecuniary interest therein.

     Investor is a Cyprus private company and, as of the date hereof, (i) owns 210,000 shares of Series B Preferred Stock and (ii) has not engaged in any business except as contemplated by the Purchase Agreement. All of the outstanding equity securities of Investor are owned by (A) Apax WW Nominees Ltd (an English company holding 26.4% as nominee for Apax Europe VII-A, L.P.), (B) Apax WW Nominees No. 2 Ltd (an English company holding 48.5% as nominee for Apax Europe VII-B, L.P.), (C) Apax Europe VII Nominees Ltd (an English company holding 1.2% as nominee for Apax Europe VII-1, L.P.), (D) Apax Europe VI Nominees Ltd (an English company holding 18.2% as nominee for Apax Europe VI-A, L.P.), (E) Apax Europe VI No. 2 Nominees Ltd (an English company holding 0.0% as nominee for Apax Europe VI-1, L.P.), and (F) Apax US VII Nominees Ltd (an English company holding 5.7% as nominee for Apax US VII, L.P.). Each of the Apax Europe VI Funds and the Apax Europe VII Funds is constituted under English limited partnership law and domiciled in Guernsey. Each of the above named nominees (the “Nominees”) is an English company which maintains its registered address at 33 Jermyn Street, SW1Y 6DN London, United Kingdom. The registered address of Viscaria Limited is Lemesou, 77 Elia House, P.C. 2121, Nicosia, Cyprus.
     Apax Europe VI GP L.P. Inc., a Guernsey limited incorporated partnership, is the general partner of each of the Apax Europe VI Funds.
     Apax Europe VI GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VI GP L.P. Inc.
     Apax Europe VII GP L.P. Inc., a Guernsey limited incorporated partnership, is the general partner of each of the Apax Europe VII Funds.
     Apax Europe VII GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VII GP L.P. Inc.
     Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund, a Cayman Islands exempted limited partnership.
     Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P.
     The principal objective of each of the Apax Europe VI Funds, the Apax Europe VII Funds and Apax US Fund is to achieve long-term capital growth through the provision of risk capital. The principal business of the Apax Europe VI Funds GPs and the Apax Europe VII Funds GPs is the management of investments and the general administration of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively. The registered office address of the Apax Europe VI Funds, the Apax Europe VII Funds, the Apax Europe VI Funds GPs and the Apax Europe VII Funds GPs is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ. The registered office address of Apax US VII GP, Ltd., Apax US GP, L.P., and the Apax US Fund is P.O. Box 908GT, George Town, Grand Cayman, KY1—9002, Cayman Islands.
     John F. Megrue, a citizen of the United States, owns 100% of the equity interests of Apax US VII GP. Ltd. Mr. Megrue’s principal office address is 601 Lexington Avenue, 53rd Floor,

New York, New York 10022 and his principal occupation is to serve as the Chief Executive Officer of Apax Partners, L.P.
     Apax Partners Europe Managers Ltd, an English company, holds 100% of the interests in each of the Nominees. Apax Partners Europe Managers Ltd has also been appointed by Apax Europe VI GP L.P. Inc. and Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively. Apax Partners Europe Managers Ltd’s business involves managing the investments and general administration of the Apax Europe VI Funds and Apax Europe VII Funds. The principal office address of Apax Partners Europe Managers Ltd is 33 Jermyn Street, London, SW1Y 6DN, United Kingdom.
     Apax Guernsey (Holdco) PCC Limited is a Guernsey protected cell company and is the sole beneficial owner of Apax Europe VI GP Co. Limited and Apax Europe VII GP Co. Limited. Apax Guernsey (Holdco) PCC Limited maintains its principal office address at Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.
     To the extent not provided in this Item 2, the name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed on Schedule A (as applicable) has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     Investor received an Equity Commitment Letter (the “Commitment Letter”) from the Apax US Fund, the Apax Europe VI Funds and the Apax VII Funds (collectively, the “Apax Funds”), pursuant to which the Apax Funds agreed to purchase equity and/or debt securities of Investor in an aggregate amount of up to $480 million in cash, solely for the purpose of enabling Investor to meet its obligations under the Purchase Agreement. The total amount of funds used by Investor to purchase the shares of Series B Preferred Stock as described in this Schedule 13D was USD $210 million, which was obtained from capital contributions of limited partners to the Apax Funds.
     Item 4. Purpose of the Transaction

     On January 10, 2011, in connection with the acquisition (the “Acquisition”) of a majority equity interest in Patni Computer Systems Limited (“Patni”), the Issuer and Investor entered into the Purchase Agreement, pursuant to which the Issuer agreed to sell to Investor, in a private placement transaction, up to 480,000 shares of Series B Preferred Stock in exchange for up to an aggregate purchase price of $480 million.
     Pursuant to the terms of the Purchase Agreement, the purchase of the Series B Preferred Stock occurs at two separate closings. On February 1, 2011, Investor purchased 210,000 shares of Series B Preferred Stock, for an aggregate purchase price of $210 million, at the first closing under the Purchase Agreement (the “First Closing”). Subject to the conditions set forth in the Purchase Agreement, Investor will purchase 60,000 shares of Series B Preferred Stock, for an aggregate purchase price of $60 million, at the second closing under the Purchase Agreement (the “Second Closing”). An interim funding (the “Interim Funding”) of up to $30 million of such Second Closing purchase price (in exchange for up to 30,000 shares of Series B Preferred Stock) may, upon mutual agreement of the parties, be funded prior to the Second Closing in order to enable the Issuer’s subsidiaries who are party to the Acquisition to comply with their respective obligations under Indian law in connection with the mandatory open offer to purchase up to 20% of the outstanding Patni shares in connection with the Acquisition. In addition, the Series B Preferred Stock investment by Investor at the Second Closing may be increased at the election of the Issuer by up to an additional $210 million, in the event that a significant number of Patni shares are validly tendered in the open offer or the Issuer elects not to move forward with a common stock offering to raise funds for a portion of the Acquisition consideration. The obligations of the Issuer and Investor under the Purchase Agreement (including the obligation of each of the Issuer and Investor to consummate the sale of Series B Preferred Stock) are also subject to customary closing conditions, including for the Second Closing, the closing of the Acquisition.
     The Apax Funds have agreed to contribute to Investor up to the remainder of their commitment pursuant to the Commitment Letter at or prior to the effective time of each of the Interim Funding and Second Closing (as applicable), in each case, subject to the satisfaction or waiver by Investor of the conditions to Investor’s obligations to effect the purchase of Series B Preferred Stock in accordance with the Purchase Agreement. The liability of the Apax Funds pursuant to the Commitment Letter is several, and not joint, based upon the following percentages: (i) Apax Europe VII-A, L.P. (29.583%), (ii) Apax Europe VII-B, L.P. (54.279%), (iii) Apax Europe VII-1, L.P. (1.388%), (iv) Apax Europe VI-A, L.P. (8.323%), (v) Apax Europe VI-1, L.P. (0.010%) and (vi) Apax US VII, L.P. (6.417%). The Commitment Letter (and the obligations and liabilities of the Apax Funds thereunder) terminates at the earliest to occur of (a) termination of the Purchase Agreement or any purchase agreement entered into by the Issuer or its subsidiaries in connection with the Acquisition, in each case, in accordance with its terms, and (b) the funding of the commitment provided for thereunder.
     In accordance with the terms of the Purchase Agreement, the Investor Rights Agreement (as defined below) and the Statement with Respect to Shares (as defined below), Investor has appointed Mr. Salim Nathoo to the board of directors of the Issuer (the “Board”) and Mr. Shashank Singh as an observer thereto.

     Each of the Reporting Persons acquired the shares of Series B Preferred Stock for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, management, directors and shareholders (including Reporting Persons) of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Series B Preferred Stock and any Common Stock they then own. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to any shares of the Series B Preferred Stock or Common Stock they then hold and through the exercise of their rights under the Purchase Agreement and the Investor Rights Agreement
     Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, lend funds, invest in debt or similar investments issued by the Issuer, acquire additional shares of Common Stock, preferred stock of the Issuer or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Each Reporting Person, upon invitation by the Issuer, may participate in any investment or strategic transaction involving the Issuer.
     Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Series B Preferred Stock, Common Stock or such other securities or investments it owns or may subsequently acquire depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.
     Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.
     Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
     The foregoing summary description of the Purchase Agreement, the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Purchase Agreement and the Commitment Letter, the

terms of which are set forth in Exhibit 2 and Exhibit 3 hereto, respectively, and incorporated herein by reference.
     Item 5. Interest in Securities of the Issuer.
(a) and (b)
     (i) Investor beneficially owns 10,344,828 shares of Common Stock, which represents 15.5% of the outstanding Common Stock (calculated based on 56,215,646 shares of Common Stock outstanding as of November 26, 2010 (as disclosed in the Form S 3/A (Amendment No. 2 to the Form S-3 originally filed by the Issuer on October 20, 2010) filed by the Issuer on November 29, 2010) plus the 10,344,828 shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued to Investor on February 1, 2011 (the “Calculation Method”)), all of which shares are issuable upon the conversion of the Series B Preferred Stock held by Investor.
     (ii) Apax Europe VII-A, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 2,731,481 shares of Common Stock, which represents 4.1% of the outstanding Common Stock (calculated based on the Calculation Method);
     (iii) Apax Europe VII-B, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,011,738 shares of Common Stock, which represents 7.5% of the outstanding Common Stock (calculated based on the Calculation Method);
     (iv) Apax Europe VII-1, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 128,213 shares of Common Stock, which represents 0.2% of the outstanding Common Stock (calculated based on the Calculation Method);
     (v) Apax Europe VII GP L.P. Inc. is the general partner of the Apax VII Funds and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 7,871,432 shares of Common Stock, which represents 11.8% of the outstanding Common Stock (calculated based on the Calculation Method);
     (vi) Apax Europe VII GP Co. Limited is the general partner of Apax Europe VII GP L.P. Inc., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 7,871,432 shares of Common Stock, which represents 11.8% of the outstanding Common Stock (calculated based on the Calculation Method);
     (vii) Apax Europe VI-A, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,878,646 shares of Common Stock, which represents 2.8% of the outstanding Common Stock (calculated based on the Calculation Method);
     (viii) Apax Europe VI-1, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 2,275 shares of Common Stock, which represents 0.0% of the outstanding Common Stock (calculated based on the Calculation Method);

     (ix) Apax Europe VI GP L.P. Inc. is the general partner of the Apax VI Funds and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,880,921 shares of Common Stock, which represents 2.8% of the outstanding Common Stock (calculated based on the Calculation Method);
     (x) Apax Europe VI GP Co. Limited is the general partner of Apax Europe VI GP L.P. Inc., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,880,921 shares of Common Stock, which represents 2.8% of the outstanding Common Stock (calculated based on the Calculation Method);
     (xi) Apax Partners Europe Managers Ltd has been appointed by Apax Europe VI GP L.P. Inc. and Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively, and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 9,752,353 shares of Common Stock, which represents 14.6% of the outstanding Common Stock (calculated based on the Calculation Method);
     (xii) Apax Guernsey (Holdco) PCC Limited is the sole equity holder of each of Apax Europe VI GP Co. Limited and Apax Europe VII GP Co. Limited, and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 9,752,353 shares of Common Stock, which represents 14.6% of the outstanding Common Stock (calculated based on the Calculation Method);
     (xiii) Apax US Fund may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 592,475 shares of Common Stock, which represents 0.9% of the outstanding Common Stock (calculated based on the Calculation Method);
     (xiv) Apax US VII GP, L.P. is the general partner of the Apax US Fund and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 592,475 shares of Common Stock, which represents 0.9% of the outstanding Common Stock (calculated based on the Calculation Method);
     (xv) Apax US VII GP, Ltd. is the general partner of Apax US VII GP, L.P., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 592,475 shares of Common Stock, which represents 0.9% of the outstanding Common Stock (calculated based on the Calculation Method); and
     (xvi) John F. Megrue is the sole equity holder of Apax US VII GP. Ltd., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 592,475 shares of Common Stock, which represents 0.9% of the outstanding Common Stock (calculated based on the Calculation Method).
     Prior to the vote of the shareholders of the Issuer with respect to the NASDAQ Shareholder Approval (as defined below), the Series B Preferred Stock may not be converted and the holders thereof may not vote on an as-converted basis with the holders of Common Stock. Further, prior to the receipt of the approval of the holders of Common Stock required for the removal of the Conversion Cap (as defined below) in compliance with NASDAQ Market Place Rule 5635(a), (b), (c) and (d) and NASDAQ Market Place Rule 5640, as applicable, or any similar shareholder approval rule (the “NASDAQ Shareholder Approval”), the shares of Series B Preferred Stock described herein shall not be convertible into, and the holders thereof shall not be entitled to exercise voting power with respect to, more than 19.99% of the number of shares of Common Stock outstanding immediately prior to January 10, 2011 (such limitation, the “Conversion Cap”). Dividends on each share of Series B Preferred Stock compound quarterly on each of March 15, June 15, September 15 and December 15 of each year and are added to the accrued value of such share used to calculate the number of shares of Common Stock into which such share may be converted and, therefore, subject to the prior to two sentences of this paragraph, the number of shares of Common Stock into which each share of Series B Preferred Stock may be converted is expected to increase over time.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than Investor (solely with respect to the shares of Series B Preferred Stock purchased by it pursuant to the First Closing of the Purchase Agreement), that it is the beneficial owner of any of the Series B Preferred Stock or Common

Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     Other than Investor, the Reporting Persons are not entitled to any rights as shareholders of the Issuer.
     Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A hereto beneficially owns any Series B Preferred Stock or any Common Stock.
(c)
     Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any Reporting Person or any of the other entities or individuals named in response to Item 2 hereof.
(d)
     To the knowledge of the Reporting Persons, no one other than the Reporting Person, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
(e)
     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth or incorporated by reference in Item 1, Item 3, Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.
Statement with Respect to Shares.
     Article FIFTH of the Second Amended and Restated Articles of Incorporation of the Issuer (the “Articles of Incorporation”) authorizes the issuance from time to time of up to 20,000,000 shares of preferred stock, without par value. On January 31, 2011, the Issuer filed with the Pennsylvania Corporation Bureau a Statement with Respect to Shares (“Statement with Respect to Shares”) for the Series B Preferred Stock and set forth the voting and other powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions, of the Series B Preferred Stock, which were not previously fixed by the Articles of Incorporation. The terms of the Statement with Respect to Shares modify and amend the Articles of Incorporation.

     The Statement with Respect to Shares provides that the Series B Preferred Stock issued to Investor is convertible into shares of the Common Stock at an initial conversion price of $20.30 per share (the “Conversion Price”). In addition to the right to participate in dividends and other distributions payable on the Common Stock on an as-converted basis, cumulative dividends will accrue on each share of Series B Preferred Stock at a rate of 8.0% per annum, which dividends will be added to the liquidation preference and compounded quarterly. The Series B Preferred Stock will also have, among other things, (i) an Issuer option to convert the Series B Preferred Stock into Common Stock after eighteen months from the applicable closing date, if, among other things, the volume weighted average Common Stock price exceeds 205% of the Conversion Price for a specified period of time; (ii) a holder option to convert the outstanding principal plus accrued and unpaid dividends into Common Stock at any time and from time to time; (iii) a holder put right at six years from the last occurring closing date for cash at an amount equal to the outstanding principal plus accrued and unpaid dividends; (iv) if the Series B Preferred Stock is not sooner converted, a mandatory conversion date at six years from the applicable closing date (subject to extension in limited cases) unless the holder exercises the put right described in clause (iii) above; and (v) the right to receive, prior to any payment in respect of any junior equity securities, the greater of the outstanding principal plus accrued and unpaid dividends and the as-converted value upon liquidation of the Issuer or upon certain changes of control.
     Pursuant to the Statement with Respect to Shares, the holders of the Series B Preferred Stock benefit from customary anti-dilution and conversion price adjustment provisions in specified circumstances. Additionally, subject to certain exceptions and applicable law and exchange rules, the holders of Series B Preferred Stock shall be entitled to vote (a) on an as-converted basis with the holders of shares of Common Stock on all matters upon which shareholders of the Issuer are entitled to vote and (b) as a separate class with respect to the election of certain nominees to the Board.
     Failure of the Issuer to comply with certain provisions of the Statement with Respect to Shares (including requirements relating to redemption payments, certain shareholder approvals, and certain requirements under the Investor Rights Agreement (as defined below)) may result, if not cured, in certain increases to the dividend accrual rate of the Series B Preferred Stock and, under certain circumstances and subject to applicable law and exchange rules, a right of the holders of Series B Preferred Stock to increased representation on the Board, in each case, for the duration of such noncompliance.
     The foregoing summary description of the Series B Preferred Stock, the Series B Statement with Respect to Shares and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Series B Statement with Respect to Shares, the terms of which are set forth in Exhibit 4 hereto and the terms of which are incorporated herein by reference.
Investor Rights Agreement
     On February 1, 2011, as a condition to the First Closing pursuant to the Purchase Agreement, the Issuer and Investor entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which, among other things, the Issuer has agreed, so long as Investor and certain holders affiliated with Investor in the aggregate hold at least one third of Investor’s initial equity stake as of the latest closing under the Purchase Agreement, to grant Investor certain rights, including the right to designate at least one director to the Board if the number of directors on the Board is nine or less, and, subject to applicable law and exchange rules, two directors to the Board if the number of directors is ten or more. In addition, so long as Investor and certain other holders affiliated with Investor in the aggregate hold at least one-half of Investor’s initial equity investment in the Issuer, (a) such holders (the “Majority Investor Holders”) shall be entitled to certain (i) preemptive rights and rights of first offer on future equity and/or debt issuances by the Issuer and (ii) customary registration rights with respect to the common stock issuable upon conversion of the Series B Preferred Stock and (b) the consent of the majority of such Majority Investor Holders will be required for (i) certain dividends or payments to other equity interests of the Issuer or to management or related parties, (ii) subject to certain exceptions, the authorization, issuance, or entrance into any agreement providing for the issuance of any debt or equity securities of the Issuer or any of its subsidiaries, (iii) certain reclassifications or recapitalizations of securities of the Issuer or its subsidiaries that would adversely affect the rights of the holders of the Series B Preferred Stock, (iv) certain asset disposals exceeding a specified threshold, (v) certain acquisitions exceeding a specified threshold, (vi) the entrance into certain material transactions involving Patni or the sale of Patni securities, (vii) certain changes in the line of business by the Issuer or any of its subsidiaries, (viii) the entrance into, amendment, modification or supplementation of certain agreements with related parties of the Issuer or any wholly-owned subsidiaries of the Issuer, (ix) the creation, incurrence, guarantee, assumption or issuance by the Issuer or any of its subsidiaries of certain additional indebtedness, (x) the hiring or termination of the Chief Executive Office or the Chief Financial Officer of the Issuer, (xi) the amendment or rescission of any provision of the certificate of incorporation, articles of incorporation, by-laws or similar organizational documents of the Issuer or any of its subsidiaries that would directly conflict with the terms and provisions of the Investor Rights Agreement or the Statement with Respect to Shares, (xii) the voluntary delisting of the Issuer’s stock from certain trading markets, (xiii) certain increases in the size of the Board, (xiv) the voluntary commencement of certain insolvency events, and (xv) the agreement to any of the foregoing.

     Failure of the Issuer to comply with certain provisions of the Investor Rights Agreement (including requirements relating to Investor’s Board nominees, consent rights and registration rights) may result, if not cured, in certain increases to the dividend accrual rate of the Series B Preferred Stock and, in the event the Issuer fails to make any required redemption payment, subject to applicable law and exchange rules, increased representation of the holders of the Series B Preferred Stock on the Board, in each case, for the duration of such noncompliance. In addition, in the event the Issuer fails to make any required redemption payment, the Majority Investor Holders may also have consent rights with respect to (i) any change of control, (ii) any issuance, disposition, acquisition, assumption or incurrence which would be permitted under clauses (ii), (iv), (vi) or (ix) of the immediately preceding paragraph, (iii) the annual budget of the Issuer and its subsidiaries, and (iv) the approval of the employment or termination of any member of the senior management of the Issuer.
     The foregoing summary description of the Investor Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Investor Rights Agreement, the terms of which are set forth in Exhibit 5 hereto and incorporated herein by reference.
Amended and Restated Voting and Standstill Agreement
     In connection with the signing of the Purchase Agreement, the Issuer entered into a Voting and Standstill Agreement (“Voting and Standstill Agreement”) dated as of January 10, 2011, with Investor, Messrs. Sunil Wadhwani and Ashok Trivedi, and certain entities affiliated with such shareholders (collectively, the “Shareholders”). As of the First Closing, the Issuer entered into an Amended and Restated Voting and Standstill Agreement (the “Amended and Restated Voting and Standstill Agreement”), dated as of February 1, 2011, with Investor and the Shareholders for the purpose of amending and restating the Voting and Standstill Agreement in order to reflect the final agreement between the Shareholders and Investor with respect to matters covered thereby. Pursuant to the Amended and Restated Voting and Standstill Agreement, the Shareholders have agreed to vote in favor of the transactions contemplated under the Purchase Agreement, the issuance of the Series B Preferred Stock and certain rights associated with the Series B Preferred Stock, including the right to designate a director to the Board. Further, subject to certain ownership thresholds set forth in the Amended and Restated Voting and Standstill Agreement, (i) Investor has agreed to vote in favor of the election of each of Messrs. Sunil Wadhwani and Ashok Trivedi to the Board and (ii) the Shareholders have agreed to vote in favor of the election of the person(s) nominated by Investor to the Board.
     The foregoing summary description of the Amended and Restated Voting and Standstill Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Voting and Standstill Agreement, the terms of which are set forth in Exhibit 6 hereto and incorporated herein by reference.
     Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     Based on the transactions and relationships described in this Item 6 of this Schedule 13D, the Reporting Persons and the Shareholders may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons and Shareholders are a group, or have agreed to act as a group and the existence of any such group is expressly disclaimed.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Undertaking, dated as of February 11, 2011, by and among the Reporting Persons.

Exhibit 2	Securities Purchase Agreement, dated as of January 10, 2011, by and among the Issuer and Investor (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on January 12, 2011).

Exhibit 3	Equity Commitment Letter, dated as of January 10, 2011, by and among the Issuer, Investor and the Apax Funds (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on January 12, 2011).

Exhibit 4	Statement with Respect to Shares of 8% Series B Convertible Participating Preferred Stock of the Issuer, dated as of January 31, 2011, filed by the Issuer with the Pennsylvania Corporation Bureau (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 5	Investment Rights Agreement, dated as of February 1, 2011, by and among the Issuer and Investor (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 6	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among the Issuer, Investor and the Shareholders (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on February 4, 2011).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Date: February 11, 2011

VISCARIA LIMITED

By:	/s/ Andreas Athinodorou
Name:	Andreas Athinodorou
Title:	Director

APAX EUROPE VI-A, L.P.

By:	Apax Europe VI GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director

APAX EUROPE VI-1, L.P.

By:	Apax Europe VI GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director

APAX EUROPE VII-A, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director
SIGNATURE PAGE TO FORM 13D FILING

APAX EUROPE VII-B, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director

APAX EUROPE VII-1, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director

APAX US VII, L.P.

By:	Apax US VII GP L.P.
Its:	General Partner

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Director

APAX EUROPE VI GP L.P. INC.

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director
SIGNATURE PAGE TO FORM 13D FILING

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director

APAX EUROPE VII GP L.P. INC.

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ Andrew W. Guille
Name:	Andrew W. Guille
Title:	Director

APAX US VII GP, L.P.

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Director

APAX US VII GP, LTD.

By:	/s/ John F. Megrue
Name:	John F. Megrue
Title:	Director

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Stephen Hare
Name:	Stephen Hare
Title:	Authorized Signatory

By:	/s/ Ian Jones
SIGNATURE PAGE TO FORM 13D FILING

Name:	Ian Jones
Title:	Director

JOHN F. MEGRUE
/s/ John F. Megrue

John F. Megrue
SIGNATURE PAGE TO FORM 13D FILING

SCHEDULE A
     Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and, to the extent not provided in the Schedule 13D to which this Schedule A is attached, the principal business and address of any organization in which such employment is conducted) of each director and executive officer of the Reporting Persons who are corporations.

Name /		Entity / Present Principal	Principal Business /
Citizenship	Business Address	Occupation or Employment	Business Address
Devora Har-Tuv (United States and Israel citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited — Director

Vivesh Ramsamy Pillay (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited — Director

Mark Adrian Zubko (United States citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited — Director

Andreas Athinodorou (Cyprus citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited — Director

Georgios Kallinicou (Cyprus citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited — Director

Jeremy Arnold (Jersey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited — Director Apax Europe VII GP Co. Limited — Director Apax Guernsey (Holdco) PCC Limited — Director

Denise Fallaize (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited — Director Apax Europe VII GP Co. Limited — Director Apax Guernsey (Holdco) PCC Limited — Director

Andrew Guille (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited — Director Apax Europe VII GP Co. Limited — Director Apax Guernsey (Holdco) PCC Limited — Director

David Staples (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited — Director Apax Europe VII GP Co. Limited — Director

Name /		Entity / Present Principal	Principal Business /
Citizenship	Business Address	Occupation or Employment	Business Address
Stephen Hare (British citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Europe VI GP Co. Limited — Director Apax Europe VII GP Co. Limited — Director

Stephen Tilton (British citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Europe VI GP Co. Limited — Director Apax Europe VII GP Co. Limited — Director Apax Guernsey (Holdco) PCC Limited — Director Apax Partners Europe Managers Ltd — Company Secretary

Martin Halusa (Austrian citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Partners Europe Managers Ltd — Director

Ian Jones (British citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Partners Europe Managers Ltd — Director

John F. Megrue (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Director and CEO Apax Partners, L.P. — CEO	601 Lexington Avenue 53rd Floor New York, New York 10022

Nico Hansen (German citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. — Vice President

Robert Marsden (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. — CFO Apax Partners, L.P. — CFO

Christian Stahl (German citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. — Vice President

William J. Gumina (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. — Vice President

Mitchell L. Truwit (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. — Vice President